FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56
NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (the “Company” or “CBD”) discloses hereunder communication received on 25 November 2015 from Harding Loevner, LP.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the phone number +55 (11) 3886 0421 or by the e-mail address gpa.ri@gpabr.com.

São Paulo, 26 November 2015.

Daniela Sabbag

Investors Relations Officer

To: GPA Investor Relations, Pão de Açúcar

Fax:

From: Lori Renzulli

Company: Harding Loevner, LP (Tax Id# 27-0684167)

Address :400 Crossing Blvd, Fourth Floor | Bridgewater, NJ 08807 | United States

Telephone: 908.947.0113

Fax: 908.218.1915

Pages:1

Date: 25 November 2015

URGENT : Notification pursuant to Brazilian Securities Commission (“CVM”) regarding Pao de Acucar.

Dear Sirs,

On behalf of Harding Loevner LP (the "Company") and pursuant to Brazilian Securities Commission (“CVM”) Instruction, the Company, in its capacity of asset manager, acquired more than 5% interest in Pão de Açúcar. Specifically, the Company directly holds 9,259,594 ADR shares (“Type 1”) of Pão de Açúcar resulting in a 5.58% interest.

Harding Loevner has no intent of altering the control or administrative structure of the company.

If you have any questions or concerns, please do not hesitate to contact us.

Very truly yours,

Harding Loevner LP

Lori M. Renzulli

Chief Compliance Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 27, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.